Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

July 21, 2025

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$600 million 4.375% Senior Notes Due October 15, 2030

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$600 million
Trade Date:	July 21, 2025
Settlement Date (T+3)**:	July 24, 2025
Maturity Date:	October 15, 2030
Benchmark Treasury:	3.875% due June 30, 2030
Benchmark Treasury Yield and Price:	3.897%; 99-28 3/4
Spread to Treasury:	+50 basis points
Reoffer Yield:	4.397%
Coupon:	4.375%
Coupon Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2025 (short first coupon) and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.904% plus accrued interest from July 24, 2025
Gross Spread:	0.350%
Net Proceeds (%):	99.554% plus accrued interest from July 24, 2025
Net Proceeds ($):	$597,324,000 plus accrued interest from July 24, 2025
CUSIP / ISIN:	24422EYF0 / US24422EYF05
Joint Book-Running Managers:	BNP Paribas Securities Corp.
BofA Securities, Inc.
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
Co-Managers:	Academy Securities, Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.